Exhibit 99.1

Operating and Financial Review and Prospects

The activities of Elbit Imaging Ltd. (“Elbit” or the “Company”) are divided into the following principal fields: (i) Commercial Centers - initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe, primarily through our 45% subsidiary Plaza Centers N.V. ("PC); in certain circumstances and depending on market conditions, we operate and manage commercial centers prior to their sale; (ii) Hotels - hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iv) Residential Projects - initiation, construction and sale of residential units or plots designated for residential, located primarily in India;

We may from time to time make written or oral forward-looking statements, including in filings with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders, press releases and investor webcasts. Forward-looking statements include statements regarding the intent, belief or current expectations of Elbit and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe”, “expect,” “intend”, “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the SEC including, without limitation, Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors”. Any forward-looking statements speak only as of the date of such statement, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial data for the period ended June 30, 2015 included elsewhere in this Current Report on Form 6-K and in conjunction with our consolidated financial statements and the related notes and other financial information included in our Annual Report on Form F-20 submitted to the SEC on April 30, 2015.

Six months ended June 30, 2015 compared to corresponding period in 2014

Consolidated income and revenues for the six months period ended June 30, 2015 amounted to NIS 312 million ($ 83 million) compared to NIS 157 million in the corresponding period in 2014. Following is the analyses of our revenues:

(i)
Revenues from sale of commercial centers increased in the first half of 2015 to NIS 182 million ($ 48 million) compared to no revenues in the corresponding period. Such amount in 2015 was attributable to the sale of Koregaon Park commercial centers in Pune, India and the sale of plots in Romania by PC.

(ii)
Revenues from hotel operations and management amounted to NIS 85 million ($23 million) in the first half of 2015 compared to NIS 97 million in the corresponding period. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in June 2015 partially offset by an increase in the revenue of the Radisson Blu Hotel in Bucharest Romania. The average occupancy rate in our hotels was approximately 80% in 2015 compared to 75% in 2014, and the average room rate increased approximately from €87 in 2014 to €93 in 2015.Our hotels consist approximately of 1,026 rooms in 2014 and 990 rooms in 2015.

(iii)
Rental income from commercial centers amounted to NIS 44 million ($12 million) in the first half of 2015 compared to NIS 60 million in the corresponding period. The decrease was mainly attributable to the sale of Kragujevac commercial center in Q3 2014 and Korgaon Park commercial center in Q2 2015. The average occupancy rates in 2015 were 83%-96% compared to 86%-100% in 2014. PC's business model in respect of its commercial centers is to develop, rent and then sell the properties to third parties. Therefore the rental income from the commercial centers in the first half of 2015 and 2014 represented, only the lease income from the commercial centers and may not be sustainable in the future once PC sells the commercial centers as part of its business cycle.

Expenses and losses (income):

Our expenses and losses in 2015 amounted to NIS 518 million ($137 million) compared to income in the amount of NIS 826 million in the corresponding period in 2014. The increase in expenses and losses were mainly attributable to financial gain from debt restructuring in the amount of NIS 1.6 billion, recorded in the corresponding period in 2014. Set forth below is an analysis of our expenses and losses:

(i)
Expenses of commercial centers amounted to NIS 255 million ($68 million) in the first half of 2015 compared to NIS 45 million in the corresponding period in 2014. The increase was mainly attributable to (i) cost of commercial centers and plots sold by PC during the first half year of 2015 in the amount of NIS 220 million ($58 million) compared to no such costs in the corresponding period, offset by (ii) decrease in expenses resulting from a decrease in the rental income from commercial centers as mentioned above.

(ii)
Cost of hotel operations and management amounted to NIS 74 million ($20 million) in the first half year of 2015 compared to NIS 85 million in the corresponding period. The decrease mainly resulted from the sale of our hotels in Antwerp, Belgium as mentioned above.

(iii)
General and administrative expenses decreased to NIS 8 million ($2 million) in the first half of 2015 compared to NIS 18 million in the corresponding period in 2014. The decrease was mainly attributable to cost saving actions in the Company and its subsidiaries by reducing salaries costs and moving into smaller offices.

(iv)
Share in losses of associated net amounted to NIS 25 million ($7 million) in the first half of 2015 compared to NIS 17 million in the corresponding period. The losses in the first half a year of 2015 were mainly attributable to losses of InSightec which is an associate of the Company.

(v)
Financial gain from debt restructuring in the first half of 2014 amounted to approximately NIS 1,610 million. Such gain reflected the difference between the carrying amount of the Company's unsecured financial debts (notes and a bank loan) as of the closing of the restructuring and the fair value of the shares and notes issued by the Company based on their quoted closing price on the first day of trading.

(vi)
Financial expenses, net amounted to NIS 181 million ($48 million) in the first half of 2015 compared to NIS 195 million in the corresponding period in 2014. The decrease of NIS 14 million related mainly to the following:

•
A decrease in the amount of NIS 91 million ($24 million) in non-cash expenses, as a result of changes in the fair value of financial instruments mainly in respect of PC's debentures which were measured at fair value through profit and loss in the first half year of 2014 and were measured at amortized cost in the first half year of 2015.

•
A decrease in the amount of NIS 5 million ($1 million) in interest and CPI - linked borrowing expenses, net, attributable mainly to (i) a decrease in the Company interest expenses, mainly due to the lower level of corporate debts of the Company following the closing of the Company's debt restructuring in February 2014 in the amount of NIS 26 million, offset by (ii) an increase in PC's interest expenses in the amount of 11 million ($3 million)  mainly due to the higher effective interest rate of its debentures following the completion of its debt restructuring at the end of 2014 and (iii) an increase in the Israeli consumer price index to which PC's notes are linked to in the amount of NIS 8 million ($2 million).

Offset by:

•
An increase in the amount of NIS 82 million ($21 million) in exchange rate differences mainly attributable to changes in the exchange rate between the Euro and NIS on PC’s notes, which are recorded in NIS and are measured in Euro.

(vii)
Write-down, charges and other expenses, net, amounted to income in the amount of NIS 25 million ($7 million) in the first half of 2015 compared to expenses in the amount of NIS 425 in the corresponding period in 2014. The amounts in the first half of 2015 include an income of NIS 60 million ($16 million) which is attributable to realization of foreign currency translation reserve to the profit and loss due to the realization of the Euro activity in the Hotel segment. Offset in part by expenses of NIS 35 million ($9 million) which are mainly attributable to write downs of trading property by PC. The following table provide the breakdown of the  write-downs in PC’s trading property in 2015 and 2014 (in NIS millions):

	Six months ended	Six months ended
Project name (location)	June 30, 2015	June 30, 2014

Casaradio - (Bucharest, Romania)	-	205
Liberec (Czech Republic)	21	-
Koregaon Park (Pune, India)	6	48
Helios Plaza (Athens, Greece)	-	51
Other, aggregated	-	102
Total	27	406

(viii)
As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 206 million ($55 million) in the first half of 2015 compared to income in the total amount of NIS 982 million in the corresponding period in 2014.

Income taxes expenses amounted to NIS 2 million ($0.5 million) in the first half of 2015 compared to NIS 4 million in the corresponding period in 2014.

The loss from continued operation amounted to NIS 208 million ($55 million) in the first half a year of 2015 compared to income in the amount of NIS 978 million in the corresponding period.

The profit from discontinued operation amounted to NIS 7 million in the first half year of 2015 compared to NIS 5 million in the corresponding period. The profit in 2015 and 2014 is mainly attributed to the Company's fashion retail operation, which were sold in January 2015, and accordingly reclassified as discontinued operation.

The above resulted in loss of NIS 201 million ($55 million) in the first half year of 2015, of which NIS 97 million ($26 million) was attributable to our equity holders and loss in the amount of NIS 104 million ($27 million) was attributable to the non-controlling interest. The profit in the first half year of 2014 amounted to NIS 983 million of which NIS 1,161 million was attributable to our equity holders and loss in the amount of NIS 178 million was attributable to the non-controlling interest.

(ix)	The following table provides supplemental information of our results of operations per segment, for the first half year ended June 30, 2015 (in NIS millions):

Segment	Hotels	Commercial Centers	Medical Industries	Residential	Other and Allocations*	Total
Revenues	85	182	15		(15)	267
Rental income from commercial centers		57			(12)	45
Costs and expenses	73	261	75		(81)	328
Financial expenses (income), net	18	14	(1)			31
Other expenses (income), net	(57)	28	-	1	3	(25)
Share in losses (income) of associates, net			6		19	25
Segment profit (loss)	51	(64)	(65)	(1)	31	(48)
Unallocated general and administrative expenses						(8)
Unallocated financial expenses						(149)
Profit before income taxes						(206)
Income Tax						(2)
Profit from discontinued operation						7
Loss for the period						(201)

Three months ended June 30, 2015 compared to corresponding period in 2014

Consolidated Income revenues and gains for the three months period ended June 30, 2015 amounted to NIS 244 million ($65 million) compared to NIS 82 million in the corresponding period in 2014.

Revenues from hotels operations and management amounted to NIS 42 million ($11 million) in Q2 2015 compared to NIS 52 million in the corresponding period in 2014. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in June 2015 partially offset by an increase in the revenue of the Radisson Blu Hotel in Bucharest Romania.

Costs and expenses of hotels operations and management amounted to NIS 34 million ($12 million) in Q2 2015 compared to NIS 44 million in Q2 2014. The decrease resulted from the decrease in the revenue mentioned above.

Revenues from sale of commercial centers amounted to NIS 182 ($ 48 million) in Q2 2015 compared to no such revenues in Q2 2014. Such amount in Q2 2015 was attributable to the sale of Koregaon Park commercial centers in Pune, India and sale of plots in Romania by PC.

Rental income from commercial centers amounted to NIS 20 million ($5 million) in Q2 2015 compared to NIS 29 million in Q2 2014. The decrease was mainly attributable in the sale of the Kragujevac commercial center in Q3 2014 and the Koregaon Park commercial center, which was sold in Q2 2015.

Cost of commercial centers amounted to NIS 237 million ($63 million) in Q2 2015 compared to NIS 22 million in Q2 2014. The increase resulted from (i) cost of sale of commercial center and plots sold by PC in the amount of 220 million in Q2 2015 compared to not such costs in Q2 2014 offset by (ii) a decrease in expenses resulting from a decrease in the rental income of the commercial center as mentioned above.

General and administrative expenses amounted to NIS 4 million ($1 million) in Q2 2015 compared to NIS 8 million in Q2 2014. The decrease was mainly attributable to cost saving actions in the Company and its subsidiaries by reducing salaries costs and moving into smaller offices.

Share in losses of associated, net amounted to NIS 11 million ($3 million) in Q2 2015 and in Q2 2014.

Financial expenses, net amounted to NIS 57 million ($15 million) in Q2 2015 compared to NIS 86 million in Q2 2014. The decrease of NIS 29 million relates mainly to the following:

(i)
A decrease in the amount of NIS 44 million ($12 million) in non-cash expenses, mainly as a result of changes in the fair value of PC' debentures which were measured at fair value through profit and loss in Q2 2014 and were measured at amortized cost in Q2 2015.

Offset by:

(ii)	An increase in the amount of NIS 5 million ($1 million) in exchange rate differences.

(iii)
An increase in the amount of NIS 10 million ($2 million) in interest and CPI- linked borrowing expenses, net, attributable mainly to an increase in Israeli consumer price index to which PC notes are linked to.

Write-down and other expenses, net amounted to an income in the amount of NIS 27 million ($7 million) in Q2 2015 compared to expenses in the amount of NIS 413 million in Q2 2014. The amounts in Q2 2015 include an income of NIS 60 million ($16 million) which was attributable to realization of foreign currency translation reserve to the profit and loss due to realization of the Euro activity in the Hotel segment. Offset in part by expenses of NIS 33 million ($8 million) which are mainly attributable to write downs of trading property by PC. For additional information in respect of the write - down during the period see analysis above regarding the six month financial information.

Loss before tax benefits amounted to NIS 72 million ($19 million) in Q2 2015 compared to NIS 500 million in Q2 2014.

Income tax expenses amounted to nil in Q2 2015 compared to NIS 5 million in Q2 2014.

Loss for the period attributable to equity holders of the Company amounted to NIS 14 million ($4 million) in Q2 2015 compared to NIS 339 million in Q2 2014. Total loss for the period in Q2 2015 amounted to NIS 71 million ($ 19 million) compared to NIS 492 million in Q2 2014.

Shareholders' equity as of June 30, 2015 amounted to NIS 338 million ($90 million) (out of which Shareholders' equity in the amount to NIS 34 million ($9 million) was attributed to the controlling interest).